UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): / /Form 10-KSB / /Form 20-F / /Form 11-K /X/Form 10-QSB
                                  / /Form N-SAR

         For Period Ended:  June 30, 2000
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              /  /  Transition Report on Form 10-K
              /  /  Transition Report on Form 20-F
              /  /  Transition Report on Form 11-K
              /  /  Transition Report on Form 10-Q
              /  /  Transition Report on Form N-SAR

         For the Transition Period Ended:
                                         --------------------

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

     NOTHING ON THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART 1 -- REGISTRANT INFORMATION

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Full Name of Registrant:
BLAGMAN INTERNATIONAL, INC.
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Former Name if Applicable: MNS Eagle Equity Group I, Inc. (Predecessor
registrant prior to a stock exchange on April 20, 2000 pursuant to which registrant effectively became the parent of the predecessor).
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Address of Principal Executive Office (Street and Number):

1901 Avenue of the Stars, Suite 1710
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City, State and Zip Code:

Los Angeles, California 90067
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


                       PART II -- RULES 12b-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons defined in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

/X/ (b) The subject matter report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III -- NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     As a result of the Company's limited administrative and financial personnel, it was unable to coordinate with its independent accountants to complete the review and preparation of the Company's June 30, 2000 interim financial statements in a timely manner. The process could not be completed by August 14, 2000 without unreasonable effort or expense.

                          Part IV -- Other Information

(1) Name and telephone number of person to contact in regard to this notification

     Robert Blagman, Chairman-CEO        (310)                    788-5444
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         (Name)                      (Area  Code)            (Telephone  Number)
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(2)  Have all other periodic reports required under section 13 or 15(d) of the
     Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
     no, identify report(s).   /X/ Yes     / / No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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



     During the same period in the prior year, Blagman Media International was not yet a publicly held enterprise. MSN Eagle had insignificant operations. Given those facts, as well as the fact that Blagman Media International has incurred significant costs normally related to the transition to and maintenance of a public entity, the general and administrative costs and other expenses for the current period are significantly higher than for the same prior period in the prior year. While the report for the current period is expected to reflect a loss, direct operating results before the above-referenced items are expected to be positive during the current quarter but were not positive during the same quarter in the prior year. The Company is unable to provide accurate estimates or quantitative results at this time as management is now working with its independent accountants to properly reflect transition to a public entity and to make adjustments necessary to accommodate the transaction between the Company and MSN Eagle.


                        Blagman Media International, Inc.
          ------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 14, 2000

                                          By:      /S/  Robert Blagman
                                                   -----------------------------
                                                   Robert Blagman,
                                                   Chairman, CEO